





LIQUIDPISTON
2022 Report

Dear investors,

We ve had a great year with significant investment and support by our DOD customers. We are currently executing on over $20M of R&D contracts with the Army and Air Force, we are thrilled to have made a profit in 2022. We've expanded our facility to a 16,000 square foot campus in Bloomfield, CT including a new machine shop with 5-axis CNC, CNC turning, and wire EDM capability.

We need your help!

Number 1. Hiring engineers, scientists, and other positions. We are offering $5,000 referral bonus, so send over your referrals. Number 2. We have an open Reg A+ campaign - tell your friends & post on social media - invest.liquidpiston.com. Number 3. We are seeking relationships with CNC machine shops and manufactures, send information to info@liquidpiston.com.

Sincerely,

Per Suneby
Director

Nikolay Shkolnik
CTO

Alexander Shkolnik
CEO

Our Mission

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Awarded a $1.7M Phase I Army contract to advance Hybrid Electrification for Unmanned Aerial Vehicles (UAVs).
- Awarded a $8M contract from DEVCOM Army Laboratory for Compact Efficient Rotary Engine Program.
- We were profitable!

The Bad

- Despite hiring & staffing challenges, we added net 6 permanent employees
- Certain supply chain issues caused delays in part procurement and therefore testing
- New engine development programmatic delays.

2022 At a Glance

January 1 to December 31

$6,682,426 +157%
Revenue

$1,327,909
Net Profit

$2,081,987 +123%
Short Term Debt

$11,109,790
Raised in 2022

$14,388,463
Cash on Hand
As of 03/31/23

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Engines are dirty, and physics tells us we can do better! We've developed an optimized thermodynamic cycle and built a fundamentally new combustion engine with the goal of it being cleaner, cheaper, quieter, and smaller. Compared to piston engines, our "X" rotary engine has the potential to be ~5-10x smaller and lighter than a Diesel, and up to 2x more efficient than a gasoline engine. An electric vehicle using LiquidPiston combined with a small battery pack could have a lower CO2 footprint compared to plug-in electric vehicles.

Milestones

LiquidPiston, Inc. was incorporated in the State of Delaware in June 2004.

Since then, we have:

- 79 patents

- Developed X-Engine technology that has 2 primary moving parts and is up to 10x smaller and lighter versus a comparably powered piston diesel engine

- 18 contracts signed totaling over $30M (4 commercial R&D contracts and 14 DoD contracts)

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $6,682,426 compared to the year ended December 31, 2021, when the Company had revenues of $2,604,033. Our gross margin was 50.62% in fiscal year 2022, compared to 38.23% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $15,749,285, including $13,248,306 in cash. As of December 31, 2021, the Company had $12,092,860 in total assets, including $8,015,115 in cash.

- *Net Income*. The Company has had net income of $1,327,909 and net losses of $1,818,378 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $2,229,778 for the fiscal year ended December 31, 2022 and $1,084,487 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $24,561,819 in equity and $2,206,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We are currently raising capital under a Regulation A offering, see invest.liquidpiston.com and our offering circular. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LiquidPiston, Inc. cash in hand is $14,388,462.82, as of March 2023. Over the last three months, revenues have averaged $699,477.26/month, cost of goods sold has averaged $300,482.17/month, and operational expenses have averaged $735,449.17/month, for an average burn rate of $336,454.08 per month. Our intent is to be profitable in 0 months.

From January 1st thru March 31, 2023, we raised $2,870,701.65 in our current Reg A raise.

Revenues and costs are both expected to be about $700,000 per month, as the company executes on it's government contracts. The Company will also be making capital investments in the facility.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception through December 31, 2021. In 2022, the Company made a $368,397 profit from operations due to DOD R&D contracts, and a net income of $1,327,909 including interest, PPP forgiveness, and federal employee retention credits. The Company's current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations operate near breakeven for the next several years.

The Company has government research and development contracts that it is executing on. The Company also has an ongoing Regulation A offering (invest.liquidpiston.com).

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: 20% **Gross Margin: 51%** **Return on Assets: 8%** **Earnings per Share: $0.08** **Revenue per Employee: $208,826** **Cash to Assets: 84%** **Revenue to Receivables: ~** **Debt Ratio: 14%**

LP_Financial_Statement_12-31-22_with_Auditors_Report_-_FINAL.pdf

We ❤ Our 1053 Investors

Thank You For Believing In Us

Barnaby Zelman	Andrew Douglas VanderP	Stanley Forward	Wijnand D Hangeraar	Manish Chabria	Tom Dalton	Rem Darbinyan
Bruce Emerick	Patrick Guane	Bill Shevlin	Patrick Henry	John S Gregg	Andrew C Laufer	Early David Ehlinger
Luis Gabriel Cabrera Mora	Ron Guarte	Clarence Terrell	Candee Lynn Wilson	Jason Thomas	Netch Graves	Thom Schofanus
Ankur Tangirala	Timothy Quek	William Cline	Eric Ramey	Kevin Hartford	Anthony Zamora	Mk Anderson
Michael D McConaughy	Teodulo Ted SANCHEZ	Troy Ochowicz	Anthony Palumbo	Larry Berman	Barbara Jane Finch	Jim Burtoft
Todd Hendricks	David Dupuy	Russell Murphy	Brad Yacor	Christopher M King	John Kelly Wallace	Michel H Schein
David Hourani	steve Gara	Paul Anguiano	Evan O'Brien	Seth Gregory Peyla	Kenneth Ignacio	Serge-Eric Tremblay
Dodge Rodgers	Byron W Pain Pershing	Nahiem Hood	Roland Chow	Dean Hawkey	David D Sproull Sr	Lance A Singleton
James O'Connell	Barry Cardinal II	Ted BRADLEY	Anna Morrison	Andrew Young	Sajan Zabala	Amanda J. Hennessy
Tom Doleza	Charles D Hicks	Lucas Norrie	Jake McCarthy	Tom Carlile	Syed Ishaq	Brent Steyer
Matt Edger	Franklin Scruggs	Manford Fern	Sean Hennessey	Walter Hughes	William Glenn Skyles	Pamela Rodgers
Joan Oosthuizen	Kurt Stahlfeld	Sharath Murthy	Todd Werner	Henry Henderson	Emmanuel Thomas	Gokul Sahni
Dilraj Ghumman	Sheila Schaefer	Jeffrey Carter	Jack Heald	Jayachandran Nair	Steven Humphrey	Marek Vrba
David Rivers	Kelvin Mok	James Donnall	Riley Johnson	Titus Opsraocha	Steven Green	Joshua D Hicks
Antonio D'Souza	Chisom Egwuatu	Roop Pondicherry	Emily Connor	David Rakoff	Michael V Wood	Alan Jacobson
Lawrence J Masutti	Chris Cassara	John Klemens	Krishna Mohan Gummella	Doug Nesbit	Scott Kuryak	Jim Nolan
Chris Calabrese	Roger Austin	Robert White	Marcus Michles	Francisco Bethencourt	Taseo Asu	Karl T Ulrich

Barry R. Gager
James O'Connell
John Kremeric
Himanshu Kapoor
Benjamin Ross Parous
Chandra Innuganti
Alastair Lea
Jake McCarthy
Marty Blackmar
josue guevara
Alfonso Acuna
Ronald Alan Brooks
Tori Carlile
Christopher Stegeman
Jacob Allred
Ben Schott
Igor Z
Rich Fazzolare
Daniel Shoemaker
Marcel Obrejanu
Michael Schmidt
David Morales
Robert Kieronski
Karthick Sankarachary
Heino Hynninen
Walid Tarrat
Felipe Perez
Ramon Ortega
Daryl Diamond
Yuji Imai
Morgan O'Rourke
Robert Koehler
Mark Thurber
John Danes
Peter van Drumpt
Ron Gajewski
Chinedum "Chin" Uguru
Mohammad S. Bhuiyan
Rory Meyer
Matthew Milner
Kevin Pacheco
John Capeca
Larry Griggs
Mahita Mishra
Hubert Middleton
Leonard Goerss
Craig Sweet Kenyon
Randall Huddleston
Girish Amin
Jeff Moore
Jason Moore
James Martin
Raylen Worsham
David Bayer
Michael DeLaMater
Terry Osborn
Craig F. Kinsey
Brian Kralik
Diane Ellenberger
Michael Zaremski
Benjamin O'Brien
Larry E Proud
James Gray
Fenil Shah
Margaret Brown
Jacquelyne Nichols
Andrew Dysart
Terry Carlson
Keith D. Munroe
Joel Rahn
Edward S. Yoo
Matthew E Silverman
Joseph J Egan
Eric Nicholas
Debra A Schultz
Wes Ross
Renato Franzelin
Chris Sadora
Kevin Hayes
Viswanadha R. Bommepal...
Benjamin Zand
Abinet Boku
Thomas Wojcik Jr
Tony M Thurston
Dimitry Snezhkov
Marcus Shaw
Javier Oliveira Whyte
Robert Jacques
David Li
Ted Apple
Frank Szinger
Paul Thompson
Chris Brattun
Gina S. Ghent
Shane Peters
Mark Morris
Alyssa Kennedy
Manish Thakrar
Sue And Claude Wise
Joseph C. Oliver
Lyndon Steward
John T. Riecker
Dan Schoeffler
Kenneth Shelton
Sean Peters
Joe And India Isbell
Connor Whitman
Steven Saunders
Donald V Stitz
Randall Morisch
Louis Adam
Michal Gidwai
Betty M CULPEPPER
Andrew Michael Mayranich
Sean Rogers
Margot Peave
Tyler Cook
Evan Geller
Ethan Leduc
Gerry Bonn
James Van De Ven
Bal Bharati
Jason Roben
Galen Silar
Des O'Toole
Jedidiah Hooper
Ziad Fares
Timothy Setter
Michael Delaney
Stephen Clark
System Admin
Martin Wagner
Istvan Toth
Anne Crull

Joshua Meltzer
John Kelly Wallace
Jim Burtoft
Victor Veric
Guy Rodgers
Tim Fielding
Douglas Greenwood
Vivek Dixit
Andrew Gazdecki
Christian Mark Warren
Clay Fulk
Luis Gabriel Cabrera Mora
Jake McCarthy
Richard Tran
Keith Kay
Fakheruddin M Mustafa
Nathaniel Fine
Donald Coleman
John Janecky
Heino Hynninen
Jose A. Gomez
Aalap Sharma
Bruce Cardiff
Christopher Weaver
Mikael Strehlem
Jonathan Block
Gerry Wevodau
Andrew Lindley
Thomas Rye
Daniel Gale
David Nicol
Keith Adam McCracken
Dustin Ross
Raj Thiyagarajan
Sean Kennedy
William T Fuller Jr
Billy Myles
Clifford Ward
Everett Pagett
Kenneth O'Donnell
Stephen William WALLS
Alan E Howard
Matthew Chapman
Byron W. Smith
Mark Wessman
Peter Van Drumpt
Marla and Jerry Weaver
Jonathan Charwa
Mike Stockhausen
Amy T Mintner
Satya Allaparthi
Pete Cooper
Mark Patterson
Edward Gene MUMPOWER
Joseph C. Oliver
Hashim Bharoocha
Barry Turkanis
A.J. De Ruyter
Greg Skiff
Matthew Gidicsin
Gregory Boyle
Deborah Stone
Anthony Picciuto
Brady Fuller
Chelsea Schreiber
Janos Perczel
Siri Kumar Kambam
Terence Teruya
Dale Gehrlein
Richard Lee Frost
Donald Franklin Rhoad
Dave Edvalson
Mark Hayes
Mark Sulkowski
John Bell
Richard Robinson
Karen Moore
Matthew Regan
Laurens DeHaan
Jaha Algam
Daniel Smith
Brenda Richards
Harold E WILLS
Richard Targow
Michael Istfan
Joe W. Smith
Stephen Yoskowitz
Andrey Petrov
Steven Zimmerman
Phil Apostolou
De Wayne Mausey
George Mc Ginty Stoner...
Jeffrey Alan Peck
Anand Mukherjee
Edgar Mauricio Cadena P...
Pratap Manno
Gregory Stephens
Frank Little
James Williams
Mary Bassett
Donald Tyler
Eric F Johansen
Brian Corcoran
Kishore GADHIRAJU
Christopher Jackson
Tevon Khan
Christopher Wanta
Scott Haralson
Ashish Pandey
Smith J. SAINT-AIME
Caro Davids
Herb Pagano Jr
David Stockwell
Craig Seeman
Harold Robert Kidder
Colin Church
Johan Dij De Vaete
Vikesh Kumar
Laurence Mann
Montgomery Close
Raymon Orange
Naina K Dhaurali
Joseph Mollure
David STEVENS
Paul Short
Daniel McDanie
Christopher Cho
Scott Gall
Paul Lyons
Moisés Arturo Cervantes ...
Jason A CAMPBELL
Richard Targow
Aaron Peterson
Anne Crull

Kurt Stahlfeld
David D. Sobul, Sr.
Paulo Cesar Waidzik
Evan J SEGAL
Rajkumar NATARAJAN
Edward Y S Lee
Cory Liebmann
David Gillie
Kim Thomas
William HANSEN
Abhishek Choudhary
Kevin Kwok
Kurt Stahlfeld
Tanya Boettcher
Eliot Flannery
Praveen Suluva
David Thierman
Joe Gabriel
Walter Morgan
Rupesh ROY
Tom Lowe
Kenneth Dickie
George Lupo
Michael Thomas
Sam Simonovich
Benjamin Dijci
George Zralek
Ivan E Spradley
Paul S. Lee
Andrew Loh
Alexandru Mincu
Jorge Santillan
Douglass C Brown
Steven Burns
Michiel Holley
Johannes Gruenther
Scott Borg
Michael Metz
Emmanuel Morris
Dennis Templeton
Stephanie Makishima
David M Keith
Nit Pham
Herbert Hanson
David A Burrie
William T Fuller Jr
Wiley Allen
Steven McNutt
Satya Allaparthi
Jon N Rasmussen
Richard Servatius
Joshua Littmann
Robert GILBERT
Rudi Buergi
Kenneth W Riches
Lonnie R Holland
Julio Castellan
David Ross
John J Longeway
Faresh G Valleoh
Kadego Tlale
Francisco J Ordonez
Desmond Wan
Dale Carzelmann
David M Angeles
Jeff Moulton
Mark Cecconi
Richard Djelland
Marius Baceanu
Ethan Robinson
Louis H Elwell, III
Brenda HAY
Rodney Wade
Walter Kaffenberger
Danny Gorman
Fred Wolfe
Joe Samuelson
Drake Russell
Michael Nagy-Deak
Ron Yaniv
Brad G Tarbet
Joseph M. Osborne
John Reilly
Eric F Johansen
Sukrant Gupta
Ezra Billings
Andy Lu
Robert D. Fife
Robert A. CRISOSTOMO
Chi Chan
Robert T Cunningham
Jeremiah Dick
Michelle Lai
Benjamin DeMasi-Sumner
Dan Schoeffler
Alec McNayr
Arthur Malkani
Kyriacos Skevas
Jayy Hall
Andrey Petrov
Richard Burgos
John Osher
Martin Wagner
William Golden
Neville George
Robert Benham
Charles Erk
Johnson AKINBODUNSE
Jude Kidder
Jonathan Heiss
Clark Rollins
Taurino Rodriguez
E James HURRLE
Hung Le
Aleksandr Trofimob
Michael Littlejohn
Christopher Ward
Johnson Babu Jagasetty
Joseph Foelker
Richard Vollertsen
Christina Bazzano
Prodromos Lazarou
Lawrence Crey
Tisha Douthwaite
Richard Dornier
Joshua Moore
Ron Southern
Michael Teske
Zac Weidner
Kevin Fullerton
Joshua Niese
Joseph Herrera
Joseph Edes
Henry Iannuzzi

Tori Carlile
Doug Nesbit
Steve Brady
Mark Dutkiewicz
Blake Edwards
Praveen Sridharan
Michael Kendzie
Julie Tran
Charles Johnson
Yoav Getzler
Mark Cruz
Jim Rice
Bob Stearns
Nik Hart
Carl Lumma
William Bradley Crosby
Greg Horrall
Kwame Lewis
Bobby Hammond
Jorge Diaz Rivera
Robert A De Mattia Sr
Ed Strasburger
Joseph Coco
Jon Gordon
Amit Chheda
John Young
Mircha Osain
Jonathon Bissat
Chinta Mani Bajgai
Sunil Manappatty
Boris Krasnoiarov
Darryl Hagman
Keith Guerin
John Jenks
Morris Gelman
Paul Varkey
John Christopher Hardin
Ricardo Montoya
Colin Robert Russell
Don Oliver
Craig Sweat Kenyon
August Haugan
Marla and Jerry Weaver
Sean McDonald
Rob Burr
Alan E Howard
Jim Dunlo
Alan Amm
Will Lee
Stephen William WALLS
Leonard Goerss
John Rasmussen
Derendil Engelmann
Fred Ketzman
Dave Nelson
Kenneth Shelton
Christine Linker
James Young
William Grey
Harold Lane
Dominiq Bing
Patricia Usbourn
Artemio Alvarez III
Noel P HYMAN
Tom Iacotti
Gordon Louis
T Clive Reynolds
Gabriel Voehl
Jared Zito
David Reardon
David Hartman
Lane B Wyatt
Eric Huxie
Greg Feyla
Melissa Allen
Long Van Nguyen
Michael Zoll
Louis Gonzales
Grant Ross
Patrick COLLINS
Phillip E Bolin
Richard Berard
John M. Wagner
William Pitts
Mary Bassett
Ken BREHMAN
Philip Crow
David Erickson
James Jung
Watchdog Investments LLC
Stephan Goldstein
Jonathan Moon
Vladyslav Ovchynnikov
John Hammer
Marsha Isbell
Evan Geller
Richard P Barnitt
Andreas Skevas
Vincent Lee
Richard Targow
John HYDER
Myron C. White
Brian Lallement
Michael Golden
Joshua Southward
William W Loomis
Josef Stastny
Marco Ferlon
Gary C. Dexter
Jeff Pasquerella
Kamal NASIR
Carlos Salas Porras Soule
John W Sullivan, Jr
Michael Keplinger
Sharathchandra Gudugun...
Harvey Green
David West
William Barney
Robert Resnick
Thomas Smith
Kevin Oh
Kenneth Forsythe
Dale Pittman
Thomas A Milnes Coates
John Gacaowski
Kenneth Strange
Gil Gavin
Jason Maraulke
Elizabeth Dawson
Doug Nichols
Adam Wofford
Michael Golden
Patricia G. Parvin

Patrick Henry
Larry Berman
Venoodhar Reddy
Goutam Tory
Barnard Ogon
Omar Plummer
Clay Fulk
Daniel Ely Rankin
Nelson Chua Ten
Stephen Foster
Modesto Martinez
Gregory Hoheisel
Misty Guevara
Stephen Traeger
Chris Kibbe
Enrico Piazza
David Friedman
Adrian Van Luven
Alan Raphael
Juan Antonio Lanet
Mike Wienick
David Nguyen
Ruro TheeGreat
Nathaniel Pine
Howard Stark
Marek Maradal
Lea Sherman
William Pena
Enrico Piazza
Sydney Brown
Chuck Pisano
Robert George Elves
NEAL RICKS
Kenneth R. Welsch
Mark Plichta
Eduardo Armenta
Sam Clarihan
Richard Servatius
Dave Soorens
Vamsi Addanki
Aleksandar Burkhardt
Lea Andrews
Hnk Graw
David Dezzel
Alexander Buster
Morris Gelman
David A Burrie
Richard Servatius
Cameron J Figgins
John Clifford
Robert Stoddard Jr.
Dawn Konesol
Perry M Chappano
Anton Ström
Anand Agarwala
Justin Davis
Al Zak
Morris Jones
Martin Wagner
Ji Kane
Takashi Tokudomi
Ricky Mac
Jeff W
Renee Schaeffer
Cynthia Cassandro
Phil Turturici
Mary Stolyarov
Thomas Kelley
Tyler Buck
Richard Miller
Edward J ESPOSITO
Richard Roberts
Oleg Kuznukhovsky
Shamir Furtado
Lon HOSKINS
Andrew Wright
Vural Tuna
Nauman Siddiqi
Gregory Kinsman
YUGA J MUNANG
Cody Heys
William Berard
Steve Morse
Landrade H. Abueva
Vinod Govindharajan
Barbara Parris
John Brooks
John Kenyon
Jacob Varshel
Kenneth G. Hoffman
Jeffrey Alan Pedroley
Jim Chrena
Garry CHAN
Joseph Diokno
Carmine Derone
John T. Riecker
Matthew Egan
Douglas M Rawlings
Venkata Sanyasi Rama Sa...
Phil Apostolou
John Dixon
Paul Thompson
Stephan Goldstein
Robert Jacques
Raymond A. Lutz Jr
Howard Telesnick
Kenneth Walborn
Joshua Reed
Mahlon D. Horton
Wassim Hassan Subratty
Louis Carr
Robert W Lindemuth
Elliott AgardSmith
Blair Sheppard
Doug Scott
Rudy Banerjee
Lindsay Paige Knowles
Steven Chang
Raymund Padilla
Donald Schreiner Jr
Amanda Goins
David Russ
Arthur Luna
William HOLTHAUS
Robert Basamo
Jay Moskowitz
Ian Dawson
Habroush Al Suwaidi
Michael Gatey
William M Dallin II
Joseph O'Connor
William Golden
Diane Kestner

Byron W Fain Pershing
Marcus Michles
Seth Gregory Peyla
Wayne Miller
Paul Walls
Rex Plumlee
Yuanyan Wu
Curtis Lee Hugo
Raymond Zielstra
E. Timlin
Nedhemuni R Kamireddy
Venoodhar Reddy
Walter Robinson
Daniel Lockey
Freddy Dopfel
Brandon Truong-Phen
Chuck Pisano
Richard Glick
Janine Kutas-Hille
Vikash Kumar
Joseph Hilgar
Hank Chen
Janak Savalya
Olle Pellijeff
Justin Keith Reeger
Carol Battle
Michael J Zinga
Stephen Maxwell
Robert Kieronski
Paul Aho
David Williams
Den Parnovsky
Connor Watson
Nikki WILLIAMS
David L. Schell
Anna Davis
James W Vain
Justin Lamoureux
John Sims
Brian Prong
Leonard Goerss
Thomas McDonough
Jeff Lloyd
Jemin Patel
John Coffin
Dean Kennedy
Jeffrey N. Varges
John Capeca
Hubert Middleton
Joseph Hammett
Kody Bertz
John Dixon
Gerald Rhoades
Felix Schwartz
Timothy Michael Miller
Benjamin DWYER
Rich Robison
Stephan Tomier
James Dallar
Kimberley Robertson
Michael Golden
Michael Lee
Valmurugu Manoharan
Kelly Barton
Daniel Denton
Jinuck Lim
Wayne Bucher
Eric Anderson
David Robbins
Steve Shill
Anthony D Nickelatti
Caleb O'Dowd
Rodge Bickerstaff
Joseph Kreinbrink
Tara Gerla
Delbert Horn
Michael Reding
Michael D Greene
Ross A Brewer
Fred George
Brian F Chrest
Nicholas Hopher
Clyde Tenn
Steven Frazier Child
Jacek Kalmus
Paul Overy
Ryan Bello
Henry Edwards
Spencer Smith
Brian Lallement
David Handley
William Nabors
Sean Peters
Ethan So
David Cohen
John Pigott
Todd G Nelson
Lyndon Steward
Manish Thakrar
Richard P Barnitt
James Young
Bruce Mortensen
Delbert Horn
Carl Goran Nyrel
Vural Tuna
James Jung
Nathan Webber
Brenda Richards
Joseph Herrera
Jeffrey S. Barnett
Sean Forney
Rene C. Martens
Steven Frazier Child
W. Maiors Harris
Jacob Adelman
James Marsh
Robert Noack
Roanne Worrell
Devender Bhardwaj
Evan Geller
Douglas Gaasvig
Kelly House
Filipe Peerally
James Penuel
Peter Gibbons
Jonathan Balsshaitis
Grant Baker
Pavel Jaros
Russell C Parker
Mark Craig
Rudy Banerjee
Lafaiol Charles
Diane Kestner

Gokul Sahni
John S Gragg
Greg Aldrich
Jon Biggs
Scott E Kaplan
Raphael Everest Huber
Sankarananda Basak
Cody Heisinger
Thomas Kiefer
Mark Nelson
Tinnian Cornelison
David Gillie
James Harbal
Jon Schager
Scott Li
Sam Roberts
Jinmei Zhang
Patrick Dowling
Troy Pack
Carolyn Smith
Olle Pellijeff
Kjell Edmund Ims
Michael Buschman
Patrick Dowling
Andrew George
Tonya Sharps
Sean Marsland
Mike Wienick
James Boehmer
Misty Guevara
Reid E. Culton
George James
Jon Madden
Charles Froehill
Art Barrett
Carlos Masauding
William D. Tillinck
John Morro
Jeremy Schmidt
Tom Ordonis
Jacob Lehnar
William Dennison II
Jeff Pinc
Monica Wescott
Richard W RICHARDSON
Larry Griggs
Eustachio Ceporazzo
James Vickers
Brian Purdy
Joon K Kim
Thomas Kollai
Dennis Melton
Thomas G Clomstrand
Lawrence Winnerman
Van Duc Nguyen
Sure Chap
Martha W D Bushnell
Jimmy L Hudson
Robert Moore
Darin Drownlee
William Golden
Mohan Rangan
Aaron Christensen
Lauren Boyd
Milan Gerges
Stuart Bunker
Frederic Ellise
Nathan Coffelt
James R. Pinney
Susan Hoffert
Richard Burgos
Jing Fan
Richard Pollack
Robert W. Dyess
Thaddeus Onwuka
Bobby Silachot
Lawrence Matta
Richard Young
Sharon Shemtov
Johnathan Kelly
Chad Quinn
Paul Joseph Whelehon
Marc H. Ferrera
Anita TANG
Richard Mauldin
Robert Smith
Ma Cecilia CRUZ
Jeff Jack
Mitchell Ange
Robert Hodson
Michael Delaney
Valerie Grant
Kristen Keka wahinenani lik...
John HYDER
Pamela Chan
Peter Andrews
Mark Schroeder
Murugesh Naidu
Arthur Malkani
Stephen Johnson
David Lerner
Lon HOSKINS
Brian Widrig
David Murray
Tom Isbell
Ajay P Shah
Frances Webb
Sanjeev Munjal
John Carruth
Travis Johnson
Kerry Witte
Abdullah Almutlaq
Rosalie Fray
Mark Olsen
David Drabkin
Sabih Anwer Bantv
Gaylord Fines
Chris Keenan
Hashim Bharoocha
Nathan Webber
Jeff Soth
Shiloh Acres LLC
Clayton Dolan
John Signorino
Mark /Barbara Niekamp
Jeremy Black
Kenji Patel
Roger M Bean
Jeffrey Parkin
Jay Patel, MD
David West
Jeff Winter
Steve Pennell

Thank You!

From the LiquidPiston Team

engineexpo2013

Alexander Shkolnik
CEO

Nikolay Shkolnik
CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Per Suneby	Managing Director @ Sternhill Associates	2016
Alexander Shkolnik	CEO @ Liquid Piston	2007
Nikolay Shkolnik	CTO @ Liquid Piston	2007

Officers

OFFICER	TITLE	JOINED
Alexander Shkolnik	CEO, President, Secretary	2007
Nikolay Shkolnik	CTO, VP of Research and Development	2007

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alexander Shkolnik	4,932,554 Common Stock	85.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2016	$251,000		Regulation D, Rule 506(b)
09/2016	$1,230,000		Regulation D, Rule 506(b)
04/2017	$999,999		4(a)(6)
09/2017	$299,150		506(c)
05/2018	$200,000		Regulation D, Rule 506(b)
03/2019	$100,000		Regulation D, Rule 506(b)
03/2019	$889,317		4(a)(6)
12/2019	$425,000		Regulation D, Rule 506(c)
04/2020	$1,069,413	Common Stock	Regulation Crowdfunding
07/2020	$623,128	Common Stock	Regulation D, Rule 506(c)
09/2020	$166,122	Common Stock	Regulation D, Rule 506(c)
03/2021	$7,765,966	Common Stock	Regulation A+
01/2022	$8,137,863	Common Stock	Regulation A+
04/2022	$245,747	Common Stock	Regulation D, Rule 506(c)
12/2022	$2,726,180	Common Stock	Regulation A+
03/2023	$3,827,400	Common Stock	Regulation A+

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/27/2016	$251,000			$2,700,000	09/25/2020
09/24/2016	$1,230,000			$15,000,000	
05/24/2018	$200,000	4.0%	0.0%	$30,000,000	05/24/2021
03/11/2019	$100,000	4.0%	0.0%	$35,000,000	03/11/2021
12/20/2019	$425,000				

Outstanding Debts

None.

Related Party Transactions

In November 2015, $2.25 million of the Company's secured convertible promissory notes, plus interest, were called by senior lenders. The Company had no means to repay the loans—the Company's outstanding liabilities were far in excess of assets. The Company was financially insolvent and in need of an immediate cash infusion to avoid dissolution. Without such infusion, immediate foreclosure was threatened by lenders, and the Company lacked sufficient capital to continue to meet operating needs. On December 1, 2015, the company Management purchased all equity and convertible note holding from Adams Capital Management. In December 2015, the company Management approached the Company and lenders with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders. This was the only offer received by the Company. The term sheet was subsequently negotiated on behalf of the Company by an independent director, who was able to negotiate such terms with the Company's senior lenders as to avoid foreclosure and to increase the consideration offered by Management. On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. This Holdings Company was setup and owned by Company Management. As part of the merger, LiquidPiston Inc. paid back a portion of the Notes outstanding, as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., paid an additional sum that was distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger. Nikolay Shkolnik and Alexander Shkolnik each owned 50% of the surviving entity.

Name	Alexander and Nikolay Shkolnik
Amount Invested	$0
Transaction type	Other
Issued	01/13/2016
Relationship	Alexander is cofounder/CEO of LPI, Nikolay is cofounder/CTO of LPI

On January 13, 2016, the company entered into a reverse merger with LiquidPiston Holdings, Inc., with LiquidPiston, Inc. as the surviving entity. LiquidPiston Holdings was owned by Alexander and Nikolay Shkolnik. Previous debt holders were repaid a portion of debt. All remaining debt was converted to stock. All previous equity was cancelled as a result of the merger. Total repayment of debt and payout to stock holders by LiquidPiston Holdings Inc was $566,006.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	25,000,000	16,953,149	Yes
Series Seed 1 Preferred Shares	200,000	82,258	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	1,185,280 granted / 2,000,000 total option pool

Risks

Our business model relies on partners to license, co-develop and manufacture engines. If partners do not take on this capital intensive initiative, the company would require significant additional financing to bring the engines to market.

Customers are currently concentrated to two government programs. These programs focus on initial R&D efforts, and are not guaranteed to continue to mature into future programs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Commercialization Risk: LiquidPiston develops technology for engines. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development, or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s.

Technical Risk: The basic operating principles of the 'X' Engine have been established; however, optimization remains in order to reach the full potential of the cycle and the thermodynamic cycle. In order to commercialize the technology, the engine technology may need to be matured to further 1) attain durability targets sufficient for the application; 2) attain any certification requirements, including durability, emissions, or other requirements, as established by the EPA, or the military, or otherwise as required by a customer; 3) the engine design must be iterated toward volume production, and it is not known yet exactly what the engine will cost in production, as it will be highly dependent on final application and customer requirements; other application specific requirements may be required.

Financing Risk: Developing an engine is a time consuming and expensive process. The current financing provides funding to complement certain government contracts. The company will rely on raising a Series A, later in 2018 or 2019 to accelerate commercial adoption of the technology. While we think it is likely we will raise this round, this is not guaranteed, and the company requires external financing until it is self sufficient.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to

the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the investor's interest in the Company will depend upon many factors outside the control of the investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the investor disagrees, or that negatively affect the value of the investor's securities in the Company, and the investor will have no recourse to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the investor owns. Other holders of securities of the Company may also have access to more information than the investor, leaving the investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the investor's securities will decrease, which could also diminish the investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an investor's interest will typically also be diluted. Based on the risks described above, the investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[®];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a quarterly basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's board of directors.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LiquidPiston, Inc.
- Delaware Corporation
- Organized June 2004
- 32 employees

1292a Blue Hills Ave.
Bloomfield CT 06002

http://liquidpiston.com

Business Description

Refer to the LiquidPiston profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LiquidPiston has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.